

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2019

Vance Chang
Chief Financial Officer
YogaWorks, Inc.
5780 Uplander Way
Culver City, CA 90230

Re: **YogaWorks, Inc.**
Form 10-K for Fiscal Year Ended December 31, 2018
Filed March, 27 2019
File No. 001-38151

Dear Mr. Chang:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP financial measures, page 44

1. We note that you present non-GAAP operating performance measures you identify as "Adjusted EBITDA and Studio-Level EBITDA" and "Adjusted net Loss." We also note that your adjustments include expenses such as deferred rent, legal settlement, severance, executive recruiting, professional fees and studio closure expenses. It appears that your adjustments are normal, recurring cash operating expenses necessary to operate your business. Please address the appropriateness of each of these adjustments in light of the guidance provided in Question 100.01 of the Non-GAAP Compliance and Disclosure Interpretations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415 or Larry Spirgel, Assistant Director, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Telecommunications